

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2012

Via Email
Mr. Thomas D. Henrion
Chairman of the Board
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, SC 29615

      Re: Span-America Medical Systems, Inc.
              Form 10-K for the Fiscal Year Ended October 1, 2011
              Filed December 30, 2011
              File No. 000-11392

Dear Mr. Henrion:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2011

Note 3. Fair Value of Financial Instruments, page 44

1.   We note that you have classified the cash surrender value of your life insurance policies as Level 2 as of October 1, 2011 and that these were valued by the insurer of the insurance policy as of the last day of the fiscal year. Please explain to us in detail why you believe the cash surrender value of your life insurance should be classified as Level 2 in the fair value hierarchy as of October 1, 2011. Refer to the guidance in 820-10-50 of the FASB Accounting Standards Codification.

Form 8-K filed on December 15, 2011

2.   We note that you acquired substantially all of the assets of M.C. Healthcare Products Inc on December 9, 2011 for CDN $8,000,000 in cash and 100,000 shares of the Company's common stock. We further note your statement on page 5 that you intend to file historical financial statements and pro forma financial statements related to this acquisition within 71 calendar days of this filing. Please tell us the significance of this acquisition under Rule 3-05 of Regulation S-X. Additionally, please tell us the number of periods of historical and pro forma financial statements that you plan to include in the Form 8-K/A.

3.   Further to the above, please explain to us how you are planning on accounting for this transaction. Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                Sincerely,

                                /s/ Kevin L. Vaughn

                                Kevin L. Vaughn
                                Accounting Branch Chief